STOCK PURCHASE AGREEMENT

dated

July 31, 2007

among

AIR METHODS CORPORATION,
(the “Buyer”)

FSS AIRHOLDINGS, INC.
(the “Company”)

AND

FRED S. SHAULIS

(the “Seller”)

(Continued)

(Continued)

(Continued)

v

(Continued)

LIST OF EXHIBITS, APPENDICES AND SCHEDULES

Exhibits

Exhibit A	Form of Opinion of the Company and Seller’s Counsel
Exhibits B-1 & B-2	Forms of Non-Competition Agreements
Exhibit C	Escrow Agreement
Exhibit D	Form of Certificate of the Seller
Exhibit E	Form of Certificate of Company
Exhibit F	Form of Certificate of the Buyer
Exhibit G	Access Agreement

Appendices

Appendix A	Definitions & Index of Defined Terms

Schedules

Schedule 1.5	Allocation of Purchase Price
Schedule 2.2	Subsidiaries
Schedule 2.3	Authorizations
Schedule 2.4	Absence of Certain Changes
Schedule 2.5(a)	Permitted Liens
Schedule 2.5(b)	Condition of Aircraft
Schedule 2.5(c)	Machinery and Equipment
Schedule 2.6(a)	Licenses and Permits
Schedule 2.6(b)	Conflicts
Schedule 2.6(c)	Government Consents
Schedule 2.7	Contracts
Schedule 2.8(a)	List of Employees
Schedule 2.8(b)	Terminated Employees
Schedule 2.8(c)	Employee Agreements
Schedule 2.9(a)	Employee Benefit Plans
Schedule 2.10(a)	Labor Law Compliance
Schedule 2.10(b)	Labor Relations
Schedule 2.11	Proceedings
Schedule 2.12	Taxes
Schedule 2.13(a)	Real Property
Schedule 2.13(b)	Real Property Leases
Schedule 2.14	Insurance
Schedule 2.16	Financial Statements
Schedule 2.17	Accounts Receivable
Schedule 2.18	Capitalization
Schedule 2.19	Brokers
Schedule 5.1	Conduct of Business Pending Closing

Schedules (Continued)

Schedule 7.2(c)	Executives Subject to Non-Compete

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the “Agreement”) is entered into as of July 31, 2007 among AIR METHODS CORPORATION, a Delaware corporation (the “Buyer”), FSS AIRHOLDINGS, INC. a Delaware corporation (the “Company”), and its shareholder Fred S. Shaulis a Pennsylvania resident (the “Seller”). All defined terms used, but not otherwise defined, herein shall have their respective meanings set forth on Appendix A.

RECITALS

A.           The Company, primarily through its subsidiary CJ Systems Aviation Group, Inc. “CJ Systems”), is engaged in the business of providing emergency air medical transportation services in the United States (the “Business”), and owns and leases certain assets and properties which are used by or useful to the Company in the conduct of the Business.

B.           Buyer is also engaged in the business of providing emergency air medical transportation services in the United States.

C.           Buyer desires to purchase from the Seller, and Seller desires to sell to the Buyer, all of the issued and outstanding shares of capital stock (the “Shares”) of the Company on the terms and conditions set forth in this Agreement, and substantially in accordance with that certain non-binding Letter of Intent, dated May 7, 2007, entered into by and among Buyer, the Company, and Seller (the “LOI”), providing for such purchase and sale.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual representations, warranties, covenants, agreements, terms and conditions set forth below, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
SALE AND PURCHASE OF CERTAIN ASSETS

1.1     Purchase and Sale. On the terms and subject to the conditions contained in this Agreement, the Seller agrees to sell, convey, assign and transfer his Shares to Buyer, and Buyer agrees to purchase the Shares from Seller, effective as of 12:01 a.m., Eastern time on the day after the Closing Date.

1.2     Purchase Price.   The purchase price for the Shares (the “Purchase Price”) will be twenty million seven hundred fifty thousand dollars ($20,750,000), subject to adjustment as provided in Section 1.7, plus any amount payable to Seller pursuant to Sections 1.4 and 1.6 hereof.  In accordance with Section 7.3, at the Closing, Buyer shall deliver to the Seller eighteen million two hundred fifty thousand dollars ($18,250,000) and to the Escrow Agent two million seventy-five hundred thousand dollars ($2,075,000) (collectively with the $425,000 amount paid to the Escrow Agent under Section 1.5, the “Indemnification Escrow Amount”), to be held and delivered in accordance with the terms of the Escrow Agreement.

1.3     Allocation of Purchase Price.  The Purchase Price shall be allocated among the assets of the Company pursuant to an allocation to be mutually agreed upon by Buyer and Seller at or prior to Closing, which allocation shall be prepared in accordance with Schedule 1.3 hereto, and all tax returns and reports, financial information and other books and records of each Buyer, the Company and Seller with respect to the transactions contemplated by this Agreement shall be consistent with such allocation.

1.4     Escrow Receivable.  The Buyer agrees that all amounts that are received by the Company, as distributions from an escrow account currently holding a portion of the purchase price from the sale of the Company’s Subsidiary, Corporate Jets, Inc. (such amounts, the “CJI Escrow Receivable”), after being appropriately reduced, as mutually agreed by the Buyer and the Seller, to reflect any Company income tax liability recognized and incurred after the Closing from such distributions (the “Net Amounts”) shall be paid to the Seller and the PSP Participants in accordance with this Section 1.4.  From and after the Closing, the Buyer shall cause the Company to receive payments of such CJI Escrow Receivable and (i) the Buyer shall pay to the Seller 83% of the Net Amounts and (ii) the Buyer shall cause CJ to pay to the PSP Participants 17% of the Net Amounts (less applicable withholding), in each case within ten (10) days after receipt thereof by the Company.  The Buyer shall keep the Seller reasonably informed on the status of payment of such CJI Escrow Receivable, and at Seller’s expense, take actions reasonably requested by the Seller, and otherwise cooperate fully with the Seller’s efforts, to obtain the CJI Escrow Receivable as more fully set forth in Section 9.3 hereof.

1.5     Phantom Stock Plan Payments.  At the Closing, the Buyer agrees to make either a capital contribution or loan to the Company’s Subsidiary, CJ Systems Aviation Group, Inc. (“CJ”), in an amount equal to $4,250,000, to assist CJ in satisfying its obligations to the PSP Participants.  The Buyer shall cause CJ to make the payments required under the PSP.  Within 30 days after the Closing, CJ shall pay to the PSP Participants $3,825,000 (less applicable withholding).  At the Closing, Buyer shall cause CJ to pay $425,000 to the Escrow Agent for possible future payment to the PSP Participants under the PSP and in accordance with the terms of the Escrow Agreement.

1.6     Tax Benefit Payments.  The Seller and the Buyer acknowledge that significant payments will be made by CJ to the PSP Participants under the PSP at or following the Closing, which will result in significant income tax deductions to CJ and the Company’s consolidated group, and potentially to the Buyer and its consolidated group following the Closing, and likely will result in net operating losses for the Company’s consolidated group.  On or before the Closing, the Seller and the Buyer shall execute and deliver an agreement (the “Tax Benefit Agreement”), the purpose of which will be to provide to the Seller as additional purchase price for the Shares 83%, and to the PSP Participants under the PSP 17%, of the net tax benefits to the Company consolidated group and/or the Buyer consolidated group arising from (i) any net operating loss or capital loss of the Company consolidated group in the period March 1, 2007 through the Closing Date (the “Short Period”) arising from payments under the PSP and (ii) any deductions to the Buyer consolidated group for payments under the PSP after the Closing allowable as deductions in taxable years after the Short Period, so long as Buyer’s tax basis for the Purchase Price paid to Seller and for the assumption of the liability to the PSP Participants is not reduced thereby.  While the Tax Benefit Agreement must be mutually agreed upon as a condition to Closing, the Buyer and the Seller currently agree that the Tax Benefit Agreement shall include the following concepts:

  (a)           All net operating losses and capital losses not used in the Short Period shall be carried back to the extent allowable to prior years of the Company consolidated group.  The Buyer and the Seller shall cooperate fully in promptly filing all income tax returns for the Short Period and all carryback applications.  All income tax refunds for the Short Period and any carryback years shall be treated as tax benefits to be paid (promptly following receipt by the Company) by the Buyer to the Seller for the Shares (83%) and by CJ to the PSP Participants under the PSP (17%).

  (b)           Any such net operating losses and capital losses not utilized in the Short Period or through such carrybacks shall be carried forward for use by the Buyer consolidated group.  The Buyer consolidated group (through CJ) also shall claim compensation deductions for payments under the PSP after the Closing which are deductible in taxable years after the Short Period.  The Buyer shall use its reasonable efforts to utilize such losses and deductions as soon as reasonable.  Any reduction in income taxes to the Buyer consolidated group as a result of such losses and deductions which is not (i) ultimately successfully challenged by the tax authorities and (ii) offset by a subsequent increase in taxes arising as a result of any payment under the PSP (including, but not limited to, any corresponding FICA taxes imposed upon Buyer), shall be treated as tax benefits to be paid (promptly following receipt by the Buyer consolidated group) by the Buyer to the Seller for the Shares (83%) and by CJ to the PSP Participants under the PSP (17%).

  (c)           Any income taxes treated as tax benefits under (a) and (b) above shall not be considered in the Estimated Closing Balance Sheet or the Closing Balance Sheet and, accordingly, for purposes of Section 1.7, Purchase Price Adjustment.

1.7     Purchase Price Adjustment.  At least five business days before the Closing, the Seller shall cause to be delivered to the Buyer the following financial statements of the Company: Consolidated financial statements of the Company (the “Interim Financial Statements”) for the period from March 1, 2007 through August 31, 2007 (the “Interim Period”), including a balance sheet, dated as of August 31, 2007 and a Statement of Operations for the Interim Period (the “Interim Statement of Operations”), together with a calculation of the profit or loss from operations, before income taxes (“Operating P&L”) for such period, as reflected on the Interim Statement of Operations, after deducting any gains or losses realized during the period from the sale of assets or from the refinancing of any assets, but including the return of amounts the Company had on deposit with lessors and discounts the Company received from the purchase price of 2 EC-135 helicopters.  The Seller and the Buyer shall, in good faith seek agreement on an estimated Operating P&L for the month of September 2007 which, when combined with the loss calculated for the Interim Period shall be the “Interim Loss.”  If the parties are unable to agree on an estimated Operating P&L for the month of September, the loss calculated for the Interim Period shall be deemed to be the Interim Loss.  If the Interim Loss is greater than three million dollars ($3,000,000), the Purchase Price shall be reduced by the amount of such excess (the “Excess Interim Loss”), tax benefit adjusted, and all payments provided for in Sections 1.2 and 1.5 to the Seller, the PSP Participants, and to the Escrow Agent shall be reduced by proportionate shares of the amount of the Excess Interim Loss.  The Interim Financial Statements and the calculation of the Interim Loss shall be prepared in accordance with GAAP, applied consistently with the audited financial statements for the fiscal year ended February 28, 2007, and shall reflect all accrued obligations of the Company through the date of the Interim Financial Statements, but excluding vacation pay and other employee benefits accrued from March 1, 2007 to August 31, 2007 in accordance with past practices.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLER

The Company and the Seller, severally and not jointly, represent and warrant to Buyer that:

2.1     Due Organization.  The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite power and authority to carry on the Business as now conducted and to own, lease, and operate its assets.

2.2     Subsidiaries.  Schedule 2.2, sets forth the name, state of incorporation and principal office location of each subsidiary of the Company (each, a “Subsidiary”).

2.3     Due Authorization.  The Company and Seller have all requisite power and authority to execute, deliver, and perform this Agreement and to perform the transactions contemplated hereby.  The execution, delivery, and performance by the Company and Seller of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all necessary action of the Company and Seller.  This Agreement has been duly and validly executed and delivered by the Company and Seller and constitutes the valid and binding obligation of the Company and Seller, enforceable against the Company and Seller, in accordance with its terms.  Except as set forth on Schedule 2.3 and, in the case of clauses (a)-(c) below, except for any such violations, conflicts, cancellations, defaults or accelerations as would not have a Material Adverse Effect, the execution, delivery, and performance of this Agreement (as well as all other instruments, agreements, certificates, or other documents contemplated hereby) by the Company or Seller, does not (a) materially violate any federal, state, county, or local law, rule, or regulation or any decree or judgment of any court or governmental authority applicable to the Company or the Business, (b) violate or conflict with, or permit the cancellation of, or constitute a default under, any agreement to which the Company is a party, or by which the Company or the Business is bound, (c) permit the acceleration of the maturity of any indebtedness of the Company or Seller, or the acceleration of any obligation of the Company or Seller, or (d) violate or conflict with any provision of the certificate of incorporation, of the Company.

2.4     Absence of Changes or Events.  Except as set forth in Schedule 2.4, since February 28, 2007, (i) the Company has conducted the Business in a manner consistent with the requirements of Section 5.1 below and (ii) the Company has not suffered any change, event, or condition which has had or would have a Material Adverse Effect, as defined in this Section below.

As used in this Agreement, “Material Adverse Effect” means any material adverse change in or effect on the financial condition or operations of the Business, taken as a whole, whether attributable to a single circumstance or event or an aggregation of circumstances or events, but does not include any change or effect resulting or derived from (a) general economic conditions in the United States, the European Union or Japan, (b) changes generally affecting securities markets of the United States, the European Union or Japan, (c) changes generally affecting the health care, aviation or aeromedical services industries, (d) the acts or omissions of, or circumstances affecting, the Buyer, (e) the transactions contemplated by this Agreement, or (f) arise out of or are attributable to the public announcement of the Agreement or the transaction contemplated hereby.

2.5     Personal Property.

  (a)           Marketable Title.  The Company and each Subsidiary have good title to (or valid leasehold or contractual interests in) all its personal property, free and clear of all liens, claims, charges, set-offs, encumbrances or restrictions of every kind (“Lien”), except for the Liens disclosed in Schedule 2.5(a) (“Permitted Liens”).

  (b)           Condition of Aircraft. Except as set forth on Schedule 2.5(b), all helicopters and rotable equipment thereon of the Company and each subsidiary are maintained in accordance with the Company’s Federal Aviation Administration (“FAA”) approved maintenance plan, and, since February 28, 2007, all aircraft and aircraft parts have been overhauled and maintained in accordance with the Company’s and each Subsidiary’s past practices and schedules.

  (c)           Machinery and Equipment.  Except as set forth on Schedule 2.5(c), to the Company’s and Seller’s Knowledge, all material machinery, equipment and tangible assets of the Company and each Subsidiary (excluding aircraft) being used in the operation of the Business are sufficient for the operation of the Business and are maintained in accordance with the Company’s and the Subsidiary’s past practices.

  (d)           Inventories.  The inventory of the Company and each Subsidiary has been booked in accordance with GAAP, consistent with the Company’s and each Subsidiary’s past practices.  Except for items reflected in the allowance for excess and slow moving inventory as set forth on the FY 2007 Balance Sheet, the Interim Balance Sheet and the Closing Date Balance Sheet, the quantities of each category of inventory are not excessive based on the Company’s and each Subsidiary’s past practices.

2.6             Compliance with Licenses, Permits, Laws and Other Instruments.

  (a)           Licenses and Permits.  Attached hereto as Schedule 2.6(a) is a list of all federal, state, county, and local governmental licenses, certificates, and permits held or applied for by the Company and each Subsidiary which are material to the conduct of the Business, including, but not limited to, all FAA licenses and permits (“Authorizations”).  The Company and each Subsidiary have complied in all material respects with the terms and conditions of all such Authorizations, and, to the Company’s and Seller’s Knowledge, no material violation of any such Authorizations or the laws or rules governing the issuance or continued validity thereof has occurred.  No additional Authorizations are required from any federal government agency or body thereof or, to the Company’s and Seller’s Knowledge, any state, county, or local government agency or body thereof, in connection with the operation of the Business, except where the failure to obtain such Authorization would not reasonably be expected to have a Material Adverse Effect.  Except as disclosed on Schedule 2.6(a), in the conduct of the Business, neither the Company nor any Subsidiary has received any citation, notice or order of non-compliance from any governmental agency under any law, rule, regulation, ordinance, order, judgment, or decree (with respect to the Business) within two years of the Closing Date.

  (b)           Conflicts.  Except as disclosed on Schedule 2.6(b), the conduct of the Business does not conflict with the rights of any other person, firm, or corporation, violate or, with or without the giving of notice or the passage of time, or both, will violate, conflict with or result in a default, right to accelerate or loss of rights under, any terms or provisions of the certificate of incorporation or bylaws, as presently in effect, of the Company or any Subsidiary, or any lien, encumbrance, mortgage, deed of trust, lease, license, agreement, law, ordinance, rule or regulation, or any order, judgment or decree to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound, except for any such violation, conflict, default, acceleration or loss that would not have a Material Adverse Effect.

  (c)           Government Consent. To the Company’s and Seller’s Knowledge, there is no proposed law, governmental taking, condemnation or other proceeding which would be applicable to the Business and which would have a Material Adverse Effect either before or after the Closing.  No consent, qualification, order, approval, or authorization of, or filing with, any governmental authority, including, without limitation, any filings or notices required by applicable bulk sales law, if any, is required in connection with the Company’s execution, delivery and performance of this Agreement and the consummation of any transaction contemplated hereby, except as set forth on Schedule 2.6(c) and except where the failure to obtain such consent, qualification, order, approval or authorization or to make such filing would not have a Material Adverse Effect.

2.7     Contracts and Agreements.  Attached hereto as Schedule 2.7 is a list of all written or oral contracts, commitments, leases, and other agreements (including, without limitation, promissory notes, loan agreements, and other evidences of indebtedness, guarantees, agreements with distributors, suppliers, dealers, franchisers and customers, and service agreements, but excluding employment contracts, Employee Plans and Leases listed and described on Schedules 2.8(c), 2.9(a) and 2.13(b), respectively) with respect to the Business to which the Company and any Subsidiary is a party and pursuant to which the obligations thereunder of either party thereto are, or are contemplated as being, twenty-five thousand dollars ($25,000.00) or more per annum, or the terms of which are in excess of five years (collectively, the “Contracts”).  To the Company’s and Seller’s Knowledge, the Contracts are valid and enforceable and in full force and effect.  Except as set forth on Schedule 2.7, neither the Company nor any Subsidiary is, and to the Company’s and Seller’s Knowledge, no other party thereto is, in material default (and no event has occurred which, with the passage of time or the giving of notice, or both, would constitute a material default) under any of the Contracts, and has not waived any material right under any of the Contracts.  No consent, qualification, order, approval or authorization of, or filing with, any person is required in connection with the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except as set forth on Schedule 2.7 and except where the failure to obtain such consent, qualification, order, approval or authorization or to make such filing would not have a Material Adverse Effect.

2.8     Employees and Employment Contracts.

  (a)           List of Employees.  Schedule 2.8(a) contains a complete and accurate list of the following information for each employee of the Company and each Subsidiary as of July 31, 2007, including each employee on leave of absence or layoff status: name; department; location; hire date; rate of pay; the date of last increase or decrease in salary, together with the amount thereof and reason therefor; expense account unit; and status.

  (b)           Terminated Employees.  Schedule 2.8(b) contains a complete and accurate list of each employee of the Company and each Subsidiary who has been terminated or laid off, or whose hours of work have been reduced by more than fifty percent (50%) by the Company or such Subsidiary, since February 28, 2007, as well as the date of such termination, layoff or reduction in hours.  Except as disclosed on Schedule 2.8(b), neither the Company nor any Subsidiary has any obligation of any kind to any of such employees or former employees.

  (c)           Employee Agreements. Except as listed and described on Schedule 2.8(c), the Company and its Subsidiaries have (i) no agreements with any employees, written or oral, concerning term of employment, compensation, benefits, or severance and (ii) no material written or oral employee policies, whether set forth in an employee manual, employee statement of policy, work rules for any employee or group of employees, or otherwise.

  (d)           WARN Act.  Neither the Company nor any Subsidiary has violated the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local legal requirement. During the ninety (90) day period prior to the date of this Agreement, the Company and its Subsidiaries have terminated eighteen (18) employees.

  (e)           Employee Contracts Affecting Services.  To the Company’s and Seller’s Knowledge, no employee or independent contractor of the Company or any Subsidiary is bound by any contract that purports to limit his ability (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the Business or (ii) to assign to the Company or any Subsidiary any rights to any invention, improvement, or discovery made during the course of such employee’s employment or such independent contractor’s engagement, as the case may be.  To the Company’s and Seller’s Knowledge, no former or current employee of the Company or any Subsidiary is a party to, or is otherwise bound by, any Contract that materially adversely affected, affects, or will affect the ability of the Company or Buyer to conduct the Business as presently conducted by the Company.

2.9     Employee Benefits.

  (a)           Employee Benefit Plans.  Set forth in Schedule 2.9(a) is a complete and correct list of all “employee benefit plans” as defined by Section 3(3) of the Employment Retirement Income Security Act (“ERISA”), all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive-compensation, deferred-compensation, profit-sharing, stock-option, stock-appreciation-right, phantom stock, stock-bonus, stock-purchase, employee-stock-ownership, savings, severance, change-in-control, supplemental-unemployment, layoff, salary-continuation, retirement, pension, health, life-insurance, disability, accident, group-insurance, vacation, holiday, sick-leave, fringe-benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract or understanding (whether qualified or nonqualified, currently effective or terminated since February 28, 2007, written or unwritten) and any trust, escrow or other agreement related thereto that (i) is maintained or contributed to by the Company or any other corporation or trade or business controlled by, controlling or under common control with the Company (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA) (“ERISA Affiliate”) and covers employees or former employees of the Company or any Subsidiary, is a defined benefit pension plan subject to Title IV of ERISA or is a pension plan subject to Section 412 of the Code and has been maintained or contributed to in the last six (6) years by the Company or any ERISA Affiliate, or is a defined benefit pension plan subject to Title IV of ERISA or is a pension plan subject to Section 412 of the Code and with respect to which the Company or any ERISA Affiliate has or may have any liability, and (ii) provides benefits, or describes policies or procedures applicable to any current or former director, officer, employee or service provider of, the Company or any Subsidiary, or the dependents of any thereof, regardless of how (or whether) liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof (collectively the “Employee Plans”).  Schedule 2.9(a) identifies as such any Employee Plan that is (w) a “Defined Benefit Plan” (as defined in Section 414(l) of the Code); (x) a plan intended to meet the requirements of Section 401(a) of the Code; (y) a “Multiemployer Plan” (as defined in Section 3(37) of ERISA); or (z) a plan subject to Title IV of ERISA, other than a Multiemployer Plan. Also set forth on Schedule 2.9(a) is a complete and correct list of all ERISA Affiliates of the Company during the last six (6) years.  Except for rights of certain employees under the PSP Plan (as defined in Appendix A, and as disclosed on Schedule 2.9(a), neither the Company nor any subsidiary has any obligation to any employee arising out of the transactions provided for in this Agreement.

  (b)           Plan Documents.  The Company has made available to Buyer true, accurate and complete copies of (i) the material documents comprising each Employee Plan (or, with respect to any Employee Plan which is unwritten, a written summary of eligibility, participation, benefits, funding arrangements, assets and any other matters which relate to the obligations of the Company or any ERISA Affiliate); (ii) all trust agreements, insurance contracts or any other funding instruments related to the Employee Plans; (iii) all rulings, determination letters, no-action letters or advisory opinions from the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation (“PBGC”) or any other governmental agency or body thereof that pertain to each Employee Plan and any open requests therefor; (iv) the most recent actuarial and financial reports (audited and/or unaudited) and the annual reports filed with any other governmental agency or body thereof with respect to the Employee Plans during the current year and each of the three preceding years; (v) all collective bargaining agreements pursuant to which contributions to any Employee Plan(s) have been made or obligations incurred (including both pension and welfare benefits) by the Company or any ERISA Affiliate, and all collective bargaining agreements pursuant to which contributions are being made or obligations are owed by such entities; (vi) all securities registration statements filed with respect to any Employee Plan; (vii) all contracts with third-party administrators, actuaries, investment managers, consultants and other independent contractors that relate to any Employee Plan, (viii) with respect to Employee Plans that are subject to Title IV of ERISA, the Form PBGC-1 filed for each of the three most recent plan years; and (ix) all summary plan descriptions, summaries of material modifications and memoranda, employee handbooks and other material written communications regarding the Employee Plans.

2.10           Labor Disputes; Compliance.

  (a)           Labor Law Compliance.  Except as set forth in Schedule 2.10(a), the Company and its Subsidiaries have complied with all legal requirements relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, occupational safety and health, and other requirements under applicable federal and state laws, except where the failure to comply would not have a Material Adverse Effect.  Except as set forth in Schedule 2.10(a), neither the Company nor any Subsidiary is liable for the payment of any taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing legal requirements.

  (b)           Labor Relations.  Except as disclosed in Schedule 2.10(b), (i) neither the Company nor any Subsidiary is, or within the past five years been, a party to any collective bargaining agreement or other labor contract; (ii) since February 28, 2007, there has not been, there is not presently pending or existing, and to Company’s or Seller’s Knowledge there is not threatened, any strike, slowdown, picketing, work stoppage or material employee grievance process involving the Company or any Subsidiary; (iii) to the Company’s or Seller’s Knowledge, no event has occurred or circumstance exists that could provide a reasonable basis for any work stoppage or other material labor dispute; (iv) there is not pending or, to the Company’s or Seller’s Knowledge, threatened against or affecting the Company or any Subsidiary any Proceeding relating to the alleged violation of any legal requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable governmental agency or body thereof, and, to the Company’s or Seller’s Knowledge, there is no organizational activity or other labor dispute against or affecting the Company or any Subsidiary or its facilities that would have a Material Adverse Effect; (v) no application or petition for an election of or for certification of a collective bargaining agent is pending; (vi) no grievance or arbitration Proceeding exists that would have a Material Adverse Effect; (vii) there is no lockout of any employees by the Company or any Subsidiary, and no such action is contemplated by the Company or any Subsidiary; and (viii) to the Company’s or Seller’s Knowledge, there has been no charge of discrimination filed against or threatened against the Company with the Equal Employment Opportunity Commission or similar governmental agency or body.

2.11           Claims and Proceedings.  Except as set forth in Schedule 2.11, there are no claims, actions, suits, legal or administrative proceedings or investigations (“Proceedings”) pending or, to the Company’s or Seller’s Knowledge, threatened, against or relating to the Business or the transactions contemplated by this Agreement that would have a Material Adverse Effect, and to the Company’s or Seller’s Knowledge, there is no reasonable basis for the same.  In particular, and without limiting the generality of the preceding sentence, there are no Proceedings, and to the Company’s or Seller’s Knowledge, no reasonable basis for any Proceeding, arising out of any alleged impropriety in charging, billing or receiving payment for services rendered by the Company or any Subsidiary to patients prior to Closing.

2.12    Taxes.  Except as disclosed on Schedule 2.12, all federal, state, local and foreign tax returns and reports of the Company or any Subsidiary required by law to be filed on or before the Closing and which the failure to file would have a Material Adverse Effect have been duly filed or duly extended to a date in the future, all such returns and reports were true and correct in all material respects, and all federal, state, local, foreign and any other taxes (including additions to tax, interest and penalties), assessments, fees, withholding taxes and other governmental charges with respect to the properties, assets, income, sales, use or franchises of the Company or any Subsidiary relating to the Business and due on or prior to the Closing have been paid.  Seller has made available to Buyer true and complete copies of all federal, state, local and foreign income tax returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary filed for the Company or any Subsidiary for all tax years beginning on or after January 1, 2001.  No claim has ever been made by an authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.  There are no liens for taxes (other than taxes not yet due and payable) upon any of the assets of the Company or any Subsidiary.  Neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

2.13    Real Properties; Leases.

  (a)           Schedule 2.13(a) sets forth a list containing a description of all interests in Real Property presently owned, leased or otherwise used or occupied by the Company and a Subsidiary, including the property located at the Allegheny County Airport in West Mifflin, Pennsylvania (the “Real Property”).  With respect to all Real Property owned by the Company and a Subsidiary, (i) each parcel of such owned Real Property is owned in fee simple with good and marketable title, free and clear of all Liens, except as described in Schedule 2.13(a) or those that do not materially adversely interfere with the use of such Real Property as currently used, (ii) there are no material leases, subleases, licenses, concessions or other agreements (written or oral) granting to any person the right to use or occupy such owned Real Property or any portion thereof, and (iii) there are no outstanding options, rights of first offer or rights of first refusal or any other agreements pursuant to which the Company or a Subsidiary would be required to sell the owned Real Property or any portion thereof or interest therein, or purchase any other real property.  The Company and its Subsidiaries have made available to Buyer complete and accurate copies of all material documents and information of the Company and its Subsidiaries concerning such owned Real Property.

  (b)           Attached hereto as Schedule 2.13(b) is a list setting forth all leases under which the Company and its Subsidiaries possess or use real property (the “Real Property Leases”) and all leases under which the Company or a Subsidiary possesses or uses items of tangible personal property that are material to conduct of the Company’s or a Subsidiary’s business (the “Personal Property Leases”).  True, correct and complete copies of the Real Property Leases and Personal Property Leases (collectively, the “Leases”) have been made available to Buyer.  To the Company’s and Seller’s Knowledge, except as set forth on Schedule 2.13(b), the Leases are in full force and effect and neither the Company nor any Subsidiary is in material default thereunder.  To the Company’s and Seller’s Knowledge, (i) the other parties to the Leases are not in default thereunder and (ii) no facts or circumstances have occurred which, with the passage of time or the giving of notice, or both, would constitute a default by the Company or any Subsidiary or to the Company’s and Seller’s Knowledge, the other parties, under any of the Real Property Leases or the Personal Property Leases.

  (c)           To the Company’s and Seller’s Knowledge, (i) all structures and facilities on the real properties listed on Schedule 2.13(a) and Schedule 2.13(b) are equipped in substantial conformity with laws and governmental regulations applicable to the Company or a Subsidiary, (ii) the zoning of each parcel of Real Property permits the presently existing improvements and continuation of the business presently conducted thereon, and (iii) no zoning changes, and no condemnation or similar proceedings, are pending or threatened against any of the Real Property listed on Schedule 2.13(a) or Schedule 2.13(b), except in each such case as would not have a Material Adverse Effect.

2.14    Insurance.  Schedule 2.14 contains a listing of all policies of fire, general liability, worker’s compensation, errors and omissions, malpractice and other types of insurance maintained by or on behalf of the Company and its Subsidiaries, to provide insurance protection for the assets and Business of the Company and its Subsidiaries.  Except as set forth in Schedule 2.14  hereto, all of such policies are now in full force and effect and those policies or other policies covering the same risks and in substantially the same amounts have been in full force and effect continuously for the past three (3) years, and provide coverage for the properties, assets, and operations of the Company and its Subsidiaries in the amounts and against the risks required to comply with all applicable laws and regulations.  Neither the Company nor any Subsidiary has received any notice of cancellation or material amendment of any such policies; and to the Company’s and Seller’s Knowledge, all material claims thereunder have been filed in a timely fashion.  The activities and operations of the Company and its Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies.

2.15    Books and Records.  The books of account and other financial records of the Company and its Subsidiaries as they relate to the Business are complete and correct in all material respects, and there have been no material transactions involving the Business which properly should have been set forth therein and which have not been accurately so set forth in all material respects.

2.16    Financial Statements.  The Company has delivered to Buyer audited consolidated balance sheets as of February 28, 2007 (the “FY 2007 Balance Sheet”); February 28, 2006; and February 28, 2005 and consolidated statements of operations and statements of cash flows for the fiscal years then ended.  Except as set forth in Schedule 2.16, all of such financial statements have been prepared from the books and records of the Company and its Subsidiaries in accordance with GAAP, consistently applied and maintained throughout the periods indicated, and fairly present in all material respects the financial condition of the Company and its Subsidiaries and results of operations as of their respective dates and for the periods indicated.  As of the date of the FY 2007 Balance Sheet, the Company and its Subsidiaries had no material liabilities, whether absolute or contingent, liquidated or unliquidated in amounts, known or unknown, that would be required to be reflected on such balance sheets in accordance with GAAP but that were not so reflected.

2.17           Accounts Receivable.  All trade accounts receivable that are reflected on the FY 2007 Balance Sheet, or the Interim Balance Sheet and on the accounting records of the Company and its Subsidiaries as of the Closing have been booked in accordance with GAAP, consistent with the Company’s and its Subsidiaries’ past practices.  Schedule 2.17 contains a complete and accurate list of all accounts receivable as of February 28, 2007. Such list shall set forth the aging of each such account receivable.

2.18    Capitalization of the Company and its Subsidiaries.  The Seller owns 100% of the Shares.  Except as set forth in Schedule 2.18, no person or entity other than the Seller has any right granted by either Seller or the Company  to purchase, receive, acquire, control the right to vote, or receive the economic benefit of any equity security or evidence of ownership in the Company, including, but not limited to, by way of exercise or conversion of any option, warrant or other security or rights.  Except as set forth in Schedule 2.18, the Seller owns directly, 100% of the economic and governance interests of each Subsidiary.  At the Closing, the Seller will transfer title to the Shares to Buyer, free and clear of all Liens.  Except as set forth in Schedule 2.18, since February 28, 2007, the Company has paid no dividend, repurchased any of its capital stock or made any other distribution of Company assets to the Company’s stockholders.

2.19    Brokers.  Except as set forth on Schedule 2.19, neither the Company nor Seller has engaged, or caused to be incurred any liability for any brokerage or finders’ fees or agents’ commissions or like payments to, any finder, broker, or sales agent in connection with the origin, negotiation, execution, delivery, or performance of this Agreement or the transactions contemplated hereby, and all compensation of any kind payable to any such party shall be the sole responsibility of Seller, and Buyer shall have no responsibility therefor.

ARTICLE III
BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to the Seller as follows:

3.1     Due Organization.  Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into and perform this Agreement and the related agreements referred to herein and, following the Closing, to operate the Business and own the Shares.

3.2     Due Authorization.  The execution, delivery and performance of this Agreement has been duly authorized by all requisite corporate action of Buyer and this Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.  The execution, delivery, and performance of this Agreement (as well as all other instruments, agreements, certificates or other documents contemplated hereby) by Buyer, will not (a) violate any federal, state, county, or local law, rule, or regulation or any decree or judgment of any court or governmental authority applicable to Buyer or its property; (b) violate or conflict with, or permit the cancellation of, or constitute a default under any agreement to which Buyer is a party or by which it or its property is bound; (c) permit the acceleration of the maturity of any indebtedness of, or any indebtedness secured by the property of, Buyer; or (d) violate or conflict with any provision of the certificate of incorporation or bylaws of Buyer.

3.3     Financial Ability to Perform.   Buyer presently has sufficient funds necessary to consummate the transactions contemplated hereby, and on the Closing Date, Buyer will have sufficient funds to pay the Purchase Price and to satisfy whichever of the Permitted Liens and Leases that the Buyer does not agree to assume and pay following the Closing on the terms and conditions contemplated by this Agreement, provided that the date of Closing may be extended up to thirty (30) days if Buyer so requests to permit Buyer to arrange financing to discharge the Permitted Liens and Leases that are not assumed if the total liability of the Company under such Permitted Liens and Leases not assumed exceeds $10,000,000.

3.4     Brokers.  Buyer has not engaged, or caused to be incurred any liability for any brokerage or finders’ fees or agents’ commissions or like payments to, any finder, broker or sales agent in connection with the origin, negotiation, execution, delivery, or performance of this Agreement or the transactions contemplated hereby, and all compensation of any kind payable to any such party shall be the sole responsibility of Buyer, and neither the Company nor Seller shall have no responsibility therefor.

ARTICLE IV
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Except as provided hereafter in this Article IV, the representations and warranties of the Seller set forth in this Agreement or in the Closing Certificates shall terminate on the second (2nd) anniversary of the Closing Date.  The representations and warranties contained in Section 2.12, to the limited extent related to the Seller’s filing of federal income tax returns and payment of federal income taxes for periods ending on or before the Closing shall survive the Closing for the statutory limitations period applicable to the filing of tax returns and payment of income taxes under the Internal Revenue Code of 1986, as amended and in effect on the date of this Agreement (the “Code”).  The representations and warranties of the Seller set forth in Section 2.18 and the representations and warranties of the Buyer set forth in this Agreement or the Closing Certificates shall survive the Closing for the statutory limitations period under Delaware law that is applicable to written contracts.  In the event of any alleged breach by Seller or the Company of any of their representations and warranties set forth in this Agreement, Buyer agrees to first cause the Company to pursue recovery under any applicable Company-held insurance policy.  From and after the Closing, Seller waives all claims against the Company in excess of applicable insurance limits arising out of any alleged breach by the Company of any representation and warranty set forth in this Agreement, including without limitation, any claim that Company is obligated to indemnify Seller because of such breach or that Buyer must first pursue recovery against the Company.  Nothing in this Article releases the Company from any of its post-Closing obligations under this Agreement, including without limitation those obligations set forth in Section 9.2 below.

ARTICLE V
COVENANTS OF THE PARTIES

5.1     Conduct of Business Pending Closing.  From the date of this Agreement to the Closing Date, the Company and the Seller shall use commercially reasonable efforts to preserve substantially intact the business and the business organization and present relationships with its customers, suppliers and employees.  Except as permitted under this Agreement, the Company and its Subsidiaries will not, and Seller will not cause or permit the Company or the Subsidiaries to, take any action that would reasonably be expected to have a Material Adverse Effect or materially hinder or delay consummation of the transactions contemplated by this Agreement, or to engage in any practice, take any action, or enter into any transaction outside the ordinary course of the Business as conducted prior to the date of this Agreement, in each such case without the prior written consent of Buyer, which consent shall not be unreasonably withheld.  Without limiting the generality of the foregoing, except as set forth in Schedule 5.1 the Company and its Subsidiaries:

  (a)           Will not sell, lease, transfer, or assign any assets, tangible or intangible, other than for a fair consideration in the ordinary course of business.

  (b)           Will not enter into any agreement, contract, lease, (or license or series of related agreements, contracts, leases and licenses) outside the ordinary course of business.

  (c)           Will not accelerate, terminate or cancel any agreement, contract, lease, or license (or series of related agreements, contracts, leases and licenses) involving more than twenty-five thousand dollars ($25,000) to which the Company or any Subsidiary is a party or by which it is bound.

  (d)           Will not impose any Lien upon any of its assets, tangible or intangible, other than Permitted Liens.

  (e)           Will not make any capital investment in, any loan to, or any acquisition of the securities or assets of, any other person outside the ordinary course of business.

  (f)           Will not issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation involving more than twenty-five thousand dollars ($25,000) individually or one hundred thousand dollars ($100,000) in the aggregate, other than under its existing agreements or arrangements.

  (g)           Will not merge with any other company, consolidate or sell or consent to the sale of any of their material assets or acquire any material assets outside the ordinary course of business.

  (h)           Will not increase the compensation or benefits payable to their employees other than increases in the ordinary course of business consistent with the past practices.

  (i)           Will not make any change in their accounting practices, collection practices or payment practices.

  (j)           Will maintain insurance consistent with past practices and, unless comparable insurance is substituted therefor or is not generally available to businesses of the type conducted by the Company or its Subsidiaries, not take any action to terminate or modify, or permit the lapse or termination of, the present insurance policies and coverages as set forth in Schedule 2.14.

  (k)           Will promptly notify Buyer of any lawsuit or other legal proceeding that is commenced, or that is threatened in writing, against any of them and that relates to or arises out of the Business and, if adversely determined against the Company or a Subsidiary, would reasonably be expected to have a Material Adverse Effect.

  (l)           Will not settle any action or proceeding on terms that are expected to have a Material Adverse Effect, nor release, settle, compromise or relinquish any claims, causes of action or rights involving more than fifty thousand dollars ($50,000), individually, or one hundred thousand dollars ($100,000) in the aggregate which the Company and its Subsidiaries may have against any other persons including, without limitation, claims or rights to reimbursement or payment for services rendered.

  (m)           Will maintain their assets consistently with past practices, including maintenance and overhaul of all aircraft parts in accordance with past practices and schedules.

  (n)           Will maintain their inventories of parts, supplies and other assets consistently with their past practices.

  (o)           Will use commercially reasonable efforts to obtain and maintain all Authorizations, the absence or loss of which is expected to have a Material Adverse Effect.

  (p)           Will not take any action which would be expected to result in a violation of or in the noncompliance with any laws or regulations applicable to the Company or any Subsidiary, except where any such violation or non-compliance would not reasonably be expected to have a Material Adverse Effect.

  (q)           Will cooperate with Buyer and render to Buyer such assistance as Buyer may reasonably request, at Buyer’s sole expense, in obtaining such governmental approvals as Buyer considers necessary or appropriate.

  (r)           Will pay, when due, and prior to the imposition or assessment of any interest, penalties or liens by reason of the nonpayment of, all taxes due or assessed against it, except for any taxes being contested in good faith and for which reserves have been established.

  (s)           Will give prompt notice to Buyer of any notice of material default received by the Company or any Subsidiary subsequent to the date of this Agreement under any material instrument, contract, or agreement, or any Material Adverse Effect occurring prior to the Closing.

  (t)           Will not pay any dividend, repurchase any of the Company’s capital stock, or make any other distribution by the Company to its stockholders.

5.2     Environmental Assurances..  Seller shall have the following obligations with respect to  hazardous substances, hazardous wastes, hazardous materials or environmentally-regulated materials, including but not limited to, any asbestos-containing materials and/or lead paint.

  (a)           Phase II ESA.  Seller, at his sole cost, has engaged American Geosciences, Inc. (“AGI”) to conduct an investigation to establish and document a current Phase II Environmental Site Assessment for the Property (the “Phase II ESA”) to evaluate the presence of Hazardous Substances (as defined below) in soil, groundwater, buildings, and structures at the Real Property of the Company located at the Alleghany County Airport in West Mifflin, Pennsylvania (the “Property”).  Seller has previously furnished copies of the AGI engagement agreements to Buyer.  The Phase II ESA shall be (a) certified to Buyer, Seller, and any other entities designated by Seller and (b) completed (including delivery of the final written report to Seller and Buyer) no later than August 15, 2007.  Seller agrees that Seller’s Environmental Consultant shall consult with Buyer (or Buyer’s Environmental Consultant if designated by Buyer) regarding the Phase II ESA if requested by Buyer.

  (b)           Environmental Remediation.  Seller covenants and agrees that in the event the Phase II ESA identifies the presence of “Hazardous Substances” (as defined below) in buildings, structures, soil or groundwater on or under the Property at levels in excess of site specific cleanup standards pursuant to the applicable sections of the Pennsylvania Land Recycling and Environmental Remediation Standards Act (“Act 2”) or other applicable laws or regulations, Seller shall diligently perform the Remedial Work in compliance with Section 5.2(c), and any deed acknowledgements under Act 2 shall be subject to Buyer’s reasonable approval.  If the Remedial Work, if any, has not been completed at or prior to Closing, the Parties shall execute at Closing an access agreement (the “Access Agreement”) in the form attached hereto as Exhibit G and incorporated herein by this reference, allowing for Seller and its contractors to have access to the Property after the Closing to complete the Remedial Work.  “Hazardous Substances” shall mean any hazardous substances, hazardous wastes, hazardous materials or environmentally-regulated materials, including but not limited to asbestos-containing materials, lead paint, petroleum hydrocarbons or derivatives thereof, petroleum additives and any substances regulated under Act 2, the Solid Waste Management Act, and the Hazardous Sites Cleanup Act.

  (c)           Remedial Work.  “Remedial Work” means all reasonable and necessary activities performed in connection with completion of a cleanup action including the investigation, containment, and remediation of Hazardous Substances identified in the Phase II ESA to meet the requirements of applicable laws and regulations, including Act 2, the Solid Waste Management Act, and the Hazardous Sites Cleanup Act and shall include (i) the removal of any underground storage tank equipment; (ii) the removal, where necessary, of contaminated soil or backfill and restoration of the surface of the Property to the condition existing as of the Effective Date, ordinary wear and tear excepted; (iii) any ongoing monitoring required by applicable law or regulations; and (iv) any required written determinations from the Pennsylvania Department of Environmental Protection (“DEP”).  If permitted under Pennsylvania law, Seller will seek a “No Further Action Letter” or similar determination from DEP.  Seller shall provide Buyer copies of any communications sent to or received by Seller from the DEP.  Seller will also provide to Buyer weekly written reports of the progress of such Remedial Work until quarterly groundwater monitoring commences (if any), and thereafter shall provide quarterly written reports to Buyer.  Seller shall provide written notice to Buyer upon completion of Remedial Work.

  (d)           Disagreement.  If the Parties disagree as to the scope of Seller’s obligations, or Buyer alleges a material breach by Seller of Seller’s obligations, under Sections 5.2(b) or 5.2(c) above, the Parties shall jointly appoint a Neutral Expert to resolve the disagreement within five (5) days after a written request of either Party stating the scope of the disagreement or establishing the grounds of an alleged material breach.  A “Neutral Expert” is a licensed and practicing attorney with at least ten (10) years of experience as an environmental attorney in Pennsylvania, who shall not have been employed by either Party during the last five (5) years.  The Neutral Expert’s determination shall be final and binding and subject to no rights of appeal.

  (e)           Indemnity.  Seller hereby agrees to indemnify, defend (with counsel reasonably acceptable to Buyer) and hold Buyer, and its officers, directors, shareholders, members, partners, employees, agents, successors and assigns (the “Buyer Indemnified Parties”) harmless from and against any and all liabilities, claims, causes of action, liens, administrative proceedings, judgments, damages, losses, costs, expenses, fines, penalties or obligations of any kind, including reasonable attorneys’ fees, made against, suffered or incurred by Buyer Indemnified Parties which arise out of, are associated with or are in any way related to: (a) the Hazardous Substances identified in the Phase II ESA, the Remedial Work and any deed acknowledgement, and (b) the disposition of any Hazardous Substances identified in the Phase II ESA removed from the Property, unless caused by any of the Buyer Indemnified Parties.  Seller shall have no obligation to indemnify Buyer Indemnified Parties for contamination other than the Hazardous Substances identified in the Phase II ESA, if any, including but not limited to any contamination that occurs or is discovered after the Closing Date, and Buyer hereby (i) releases the Company, and its officers, directors, shareholders, employees, representatives, agents, successors and assigns, and (ii) indemnifies, defends (with counsel reasonably acceptable to Seller) and holds Seller, and his representatives, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) harmless from and against any and all liabilities, claims, causes of action, liens, administrative proceedings, judgments, damages, losses, costs, expenses, fines, penalties or obligations of any kind, including reasonable attorneys’ fees, made against, suffered or incurred by the Seller Indemnified Parties with respect to claims relating to such contamination, unless caused by any of the Seller Indemnified Parties.

  (f)           Survival.  The obligation to perform Remedial Work, if any, shall survive the Closing.  In addition, Seller’s indemnity obligations under Section 5.2(e) shall survive the Closing for a period of one year after Seller certifies in writing to Buyer that it has completed the Remedial Work or, in the event of a disagreement subject to the provisions of Section 5.2(e), one year after the Neutral Expert determines Seller has completed the Remedial Work.  Buyer’s indemnity obligations under Section 5.2(e) will survive the Closing without regard to any time limitations set forth in Section 10.2(b)(iii).

5.3     Cooperation by the Company and Seller. The Company and its Subsidiaries shall, at the request of Buyer, give reasonable assistance to the Buyer, and cause their personnel to provide reasonable assistance to and cooperation with the Buyer in (i) obtaining all governmental and regulatory authorizations, consents and permits required to conduct the Business as presently conducted following the Closing and (ii) contacting customers, suppliers, lenders and others with whom they have business relationships, provided, however, that in no event shall Buyer have any contact with any such customer, supplier, lender or other person or entity with whom the Company or a Subsidiary has business relationships without first notifying the Company and allowing the Company to participate in the discussions between Buyer and such person or entity.

5.4     Further Assurances.  In case at any time after Closing any further action is necessary to complete the transfer of the Shares to Buyer, or otherwise to carry out the intent and purposes of this Agreement, Seller and the proper officers of each other party hereto shall take all such further action as any such party may reasonably request without any further consideration therefor.

5.5     Access to Records Before Closing; Confidentiality of Information.  Buyer will proceed promptly to complete its due diligence investigation regarding the operations, business, financial condition and management of the Company and its Subsidiaries.  The Company shall give or cause to be given, to Buyer and its Representatives reasonable access, upon reasonable notice, to the Company’s and each subsidiary’s assets, properties, titles, operations, contracts, corporate minute and other books, records, files and documents to review and to make copies of all such materials, and provide Buyer reasonable opportunities to meet with key employees of the Business and to visit facilities of the Business, provided, however, that Buyer agrees to request information Buyer requires only from Charles B. Watkins or a person designated by him and not to contact any employee of Seller without Mr. Watkins’ prior consent.  All materials copied by Buyer shall be returned to the Company if the Closing of the transactions contemplated hereunder fails to occur, and shall be maintained in confidence by Buyer prior to the Closing in accordance with the terms of Article XII hereof.

5.6     Access to Records After Closing.  After the Closing Date, Buyer, on the one hand, and Seller, on the other, will give, or cause to be given, to the other party and their respective successors, during normal business hours and at the requesting party’s expense, such reasonable access to the officers and other personnel, properties, titles, contracts, books, records, files and documents of Buyer, the Company and its Subsidiaries or the Seller, as the case may be, as is reasonably necessary to allow the requesting party to obtain information in the other party’s possession with respect to any reasonable business purpose, and to make copies of such information to the extent reasonably necessary.

5.7     WARN Act.  From and after the Closing Date, Buyer shall not, and shall cause the Company not to, take any action that would result in a violation of the WARN Act or any similar state or local legal requirement.

5.8     Buyer’s Duty to Inform.  From the date of this Agreement through the Closing, Buyer shall disclose to Seller and the Company in writing, promptly upon discovery thereof (a) any material variances from the representations and warranties contained in Article II and (b) any material error or omission in any Schedule hereto.

ARTICLE VI
CONDITIONS TO OBLIGATION OF PARTIES TO CONSUMMATE CLOSING

6.1     Conditions to Buyer’s Obligations.  The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to satisfaction on or prior to the Closing of the following conditions (any of which may be waived by Buyer in writing):

  (a)           Covenants, Representations and Warranties.  The Company and Seller shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants contained in this Agreement to be performed and complied with by each of them prior to or at the Closing.  The representations and warranties of the Company and Seller set forth in Article II of this Agreement shall be accurate in all material respects at and as of the Closing with the same force and effect as though made on and as of the Closing, except for (i) changes contemplated by this Agreement or attributable to matters disclosed in the Schedules hereto; (ii) failures that would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) those representation and warranties that address matters as of a particular date, which, subject to clause (ii) above, need be true only as of such date.

  (b)           Consents.  All statutory requirements for the valid consummation by the Company and Seller of the transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents, waivers and approvals of all federal, state, local and foreign governmental agencies and regulatory authorities required to be obtained (as reasonably determined by Buyer) in order to permit Buyer to acquire the Shares shall have been obtained in form and substance reasonably satisfactory to Buyer.

  (c)           Material Adverse Change.  There shall have been no Material Adverse Effect since February 28, 2007.

  (d)           Release of Third Party Interests in the Company’s Assets.  Except to the extent disclosed on Schedules hereto, or as otherwise consented to in writing by Buyer, any liens, encumbrances and/or security interests evidenced by financing statements currently of record to perfect a security interest in the assets of the Company or its Subsidiaries in accordance with the Uniform Commercial Code or duly recorded on title certificates of aircraft pursuant to regulations of the FAA shall be released.

  (e)           Litigation.  No action, suit or proceeding shall have been instituted before, or by, any governmental body, to restrain, modify or prevent the consummation of the transactions contemplated hereby, or to seek damages in connection with such transactions.

6.2             Conditions to the Company’s and Seller’s Obligations.  The obligation of the Seller and the Company to consummate the transactions contemplated hereby is subject to satisfaction on or prior to the Closing of the following conditions (any of which may be waived by Seller in writing):

  (a)           Covenants, Representations and Warranties.  Buyer shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants contained in this Agreement to be performed and complied with by Buyer prior to or at the Closing.  The representations and warranties of Buyer set forth in Article III of this Agreement shall be accurate in all material respects, at and as of the Closing, with the same force and effect as though made on and as of the Closing.

  (b)           Governmental Consents.  All statutory requirements for the valid consummation by Buyer of the transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents and approvals of all federal, state, local and foreign governmental agencies and regulatory authorities required to be obtained in order to permit the consummation by Company and Seller (as reasonably determined by Seller) of the transactions contemplated hereby shall have been obtained.

  (c)           Litigation.  No action, suit or proceeding shall have been instituted before, or by, any governmental body, to restrain, modify or prevent the consummation of the transactions contemplated hereby, or to seek damages in connection with such transactions.

  (d)           Waiver of Consents.  Buyer delivers to Seller its written agreement, in form and substance reasonably acceptable to Seller’s counsel, to indemnify Seller from, and waiving any claims against the Company and Seller for, the Company’s inability to secure the consent of (i) any third party to a contract pursuant to which the Company or any of its subsidiaries furnishes aviation services to such third party or (ii) any holder of any Lien or assets of the Company or its subsidiaries to the transactions contemplated under this Agreement.

ARTICLE VII
CLOSING

7.1     Closing.  The closing of the transactions contemplated hereby (the “Closing”) shall occur at the offices of Davis Graham & Stubbs LLP, 1550 Seventeenth Street, Suite 500, Denver, Colorado 80202 (or such other place as the parties may agree) on September 30, 2007, to be effective as of 12:01 a.m. on October 1, 2007, or on such other date as the parties mutually agree (the “Closing Date”).

7.2     Documents to be Delivered by the Company and Seller.  The following documents shall be delivered to Buyer at the Closing by the Company, and Seller:

  (a)           Assignment of Shares.  An assignment of the Shares to Buyer, duly executed by Seller;

  (b)           Opinion.  Opinion of Watkins Dulac & Roe PC, counsel to the Company and Seller, dated the Closing Date, substantially in the form attached hereto as Exhibit A;

  (c)           Non-Competition Agreements.  Non-competition agreements substantially in the form attached hereto as Exhibits B-1, duly executed by Seller and substantially in the form attached hereto as Exhibit B-2, duly executed by certain senior management employees of the Company or CJ Systems specified on Schedule 7.2(c) (the “Non-Competition Agreements”);

  (d)           Escrow Agreement  An escrow agreement substantially in the form attached hereto as Exhibit C executed by the Company, the Seller and the Escrow Agent (the “Escrow Agreement”);

  (e)           Certificate.  Certificates executed by Seller and an executive officer of the Company dated as of the Closing Date, in substantially the forms attached hereto as Exhibit D and Exhibit E, respectively;

  (f)           Transfer of Records.  All contracts, files, documents, data, records and information of the Company relating to the Business; and

  (g)           Agreement Concerning Phantom Stock Payments.  A written agreement between Buyer and Seller, signed by Seller, with respect to allocation of any tax benefits realized by Buyer as a result of payment by the Company of amounts due under the Phantom Stock Plan to the Employees entitled to receive such payments.

7.3     Obligations of Buyer.  The following shall be delivered to the Seller at the Closing by Buyer:

  (a)           Wire Transfer to Seller.  A cash payment of the amount specified in  Section 1.2 to be delivered to Seller at the Closing, adjusted pursuant to Section 1.7, if applicable, in immediately available funds by wire transfer to the accounts specified by Seller in writing delivered to Buyer at least one (1) business day prior to the Closing Date, and evidence of Buyer’s having furnished funds to CJ as provided for in Section 1.5.

  (b)           Escrow Agreement.  The Escrow Agreement, duly executed by Buyer and the Escrow Agent, together with the delivery of two million five hundred thousand dollars ($2,500,000), being the total Indemnification Escrow Amount deliverable to the Escrow Agent, pursuant to Section 1.2 and Section 1.5, as adjusted pursuant to Section 1.7, if applicable, in immediately available funds by wire transfer to an account specified by the Escrow Agent;

  (c)           Non-Competition Agreements.  The Non-competition Agreements duly executed by Buyer; and

  (d)           Certificate.  A certificate executed by an executive officer of Buyer, dated the Closing Date, in substantially the form attached as Exhibit F hereto.

  (e)           Phantom Stock Payment.  The Agreement concerning Phantom Stock Payment described in Section 7.2(g), signed by Buyer.

ARTICLE VIII
TAXES

8.1     Sales, Use, Transfer and Other Taxes.  Any transfer taxes imposed on the purchase, sale or transfer of the Shares as a result of the transactions contemplated hereby shall be borne solely by Seller.

8.2     Tax Periods Ending on or before the Closing Date.  The Company shall, at Seller’s expense, prepare and file, or cause to be prepared and filed, all tax returns for the Company for all periods ending on or before the Closing Date which are filed after the Closing Date.  The Company will retain Love, Scherle & Bauer, PC. to prepare and file the tax returns for the periods ending on or before Closing consistent with past practice and applicable law.  The Company and Buyer shall prepare and provide each such tax return described in the preceding sentence to the Seller no less than 30 days prior to its due date, as such due date may be extended, and permit Seller to review and approve each such tax return prior to filing.  The Company and its Subsidiaries, and not the Seller, shall be liable for any taxes of the Company or its Subsidiaries due for the Short Period, provided, however, that taxes due for the Short Period shall be taken into account in the Estimated Closing Balance Sheet and the Closing Balance Sheet and, accordingly, for purposes of Section 1.6.

8.3     Cooperation on Tax Related Issues. Buyer, Seller, and the Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of tax returns pursuant to this Section and any audit, litigation or other proceeding with respect to taxes.  Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to prepare and assist in the preparation of such tax returns and the tax returns prepared by the Company for such periods and to provide additional information and explanation of any material provided hereunder.  The Company, any Subsidiary, and Sellers agree (A) to retain all books and records with respect to Tax matters pertinent to the Company and any Subsidiary relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records, and, if Buyer so requests, the Company and any Subsidiary, as the case may be, shall allow Buyer to take possession of such books and records.

8.4     Tax Audit.  Buyer shall exercise sole control over any tax audit of the Company for any taxable period ending on or prior to the Closing Date.  Seller shall cooperate in any manner reasonably requested by Buyer, by providing all requested information in his possession.  Buyer shall promptly notify Seller in writing upon receipt by the Company or any Subsidiary of a written notice of any pending or threatened tax audits or assessments for which the Seller may have liability pursuant to this Agreement (“Tax Contest Claims”), provided, however, no failure or delay by Buyer to provide notice of a Tax Contest Claim shall reduce or otherwise affect the obligation of the Seller hereunder except to the extent the Seller is actually prejudiced thereby.  Buyer and Seller shall cooperate with each other in the conduct of any Tax Contest Claim.  The Seller shall have the right to control the conduct of any Tax Contest Claim if the Seller agrees in writing that the Seller is liable for any tax payable (net of future tax benefits) with respect to such Tax Contest Claim provided that: (i) the Seller shall keep Buyer informed regarding the progress and substantive aspects of any Tax Contest Claim, including providing Buyer with all written materials relating to such tax proceeding received from the relevant taxing authority, (ii) Buyer shall be entitled to participate in any Tax Contest Claim at its sole expense, including having an opportunity to comment on any written materials prepared in connection with any  Tax Contest Claim and attending any conferences relating to any  Tax Contest Claim and (iii) the Seller shall not compromise or settle any  Tax Contest Claim, without obtaining Buyer’s prior written consent, which consent shall not be unreasonably withheld.

ARTICLE IX
POST-CLOSING COVENANTS

9.1     Continuing Insurance Coverage.  Buyer and the Seller agree that it is important to each party that insurance coverage comparable to the coverage presently maintained by the Company and its subsidiaries (which will remain in effect until the Closing), be maintained for six years after Closing, if obtainable, for the protection of the Company, the Buyer and the Seller, to the extent that this is reasonably feasible.  Buyer and Seller therefore agree that they will cooperate in maintaining and/or obtaining insurance coverage of the kind, and at least in the amount, that has been maintained by the Company and its subsidiaries in the past, including run-off coverage for the Seller and officers and directors of the Company and its subsidiaries, including the subsidiaries referred to in the Landmark Agreement and the CHC Agreement, as defined in Section 9.2 (collectively, the “D&O Indemnified Parties”), if obtainable.  If the insurance presently in force is maintained to provide the desired coverage, the Buyer and the Seller will request that the insurers providing such insurance advise the parties as to what portion of the premium it deems to be allocable to pre-closing events, and what portion is allocable to events that may be covered by events that occur after the Closing.  The Seller agrees to reimburse the Buyer for that portion of the premium that is deemed allocable to pre-closing events.  Any recovery that may be realized under any such insurance that is obtained by the Company and is related to or arises out of pre-closing events shall be deemed to reduce or offset any amounts that might be payable pursuant to Section 10.2 by reason of Seller’s indemnification of Buyer for losses or claims that arose as a result of events or transactions prior to the Closing.

With respect to events or circumstances relating to the Company or any Subsidiary that occurred or existed prior to the Closing that are covered by insurance policies of the Company or any Subsidiary, (a) Seller and the current directors and officers of the Company or any Subsidiary may make claims under such policies (including, without limitation, any directors’ and officers’ liability insurance policy) to the extent permitted thereunder and (b) Buyer shall pursue any claim on behalf of such persons for any claim attributable to the Company or any Subsidiary at the request of Seller.  With respect to any open claim against the insurance policies of the Company or any Subsidiary reported prior to the Closing, Buyer will remit any net proceeds it, the Company or any Subsidiary realizes from such claims to Seller upon full and final settlement of such claim.

9.2     Previous Sale Transactions.   So long as any claim for indemnification may be made against the Company or Seller under either the Purchase Agreement dated December 22, 2005 among Piedmont Hawthorne Aviation, L.L.C. d/b/a Landmark Aviation, the Company and certain affiliates and Seller (“Landmark Agreement”) or the Share Purchase Agreement dated November 30, 2006 among CHC Helicopters International Inc., the Company and Seller (“CHC Agreement”), Buyer shall, and shall cause the Company and each Subsidiary to: (i) give immediate written notice of any claim received for indemnification or otherwise under the Landmark Agreement or the CHC Agreement; (ii) cooperate with Seller, at Seller’s expense, in investigating, defending or settling any such claim; (iii) consent to the settlement of any claim that is covered by the Escrow Agreement entered into by the Company and the Seller in conjunction with the Landmark Agreement; and (iv) maintain in full force and effect, at Seller’s expense the environmental policy referred to in Article IX of the CHC Agreement.  Seller shall indemnify and hold harmless the Buyer, the Company and its Subsidiaries from any claims, losses or liability that any of them incur arising out of any such previous sale transaction.

9.3     CJI Escrow Receivable.   In accordance with Section 1.4, Buyer will cause the Company to distribute to Seller and the PSP Participants the amounts that are received (net of taxes payable) by the Company after the date of this Agreement on payment of the CJI Escrow Receivable.

ARTICLE X
INDEMNIFICATION

10.1    Indemnification of Seller.  Buyer agrees that notwithstanding the Closing and regardless of any investigation made at any time by or on behalf of the Seller or of any information Seller may have in respect of such investigation, Buyer will indemnify and hold harmless the Seller and each officer, director and affiliate of Seller (collectively, the “Seller Indemnified Parties”) from and against any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs and expenses (including court costs and reasonable attorneys’ fees and expenses incurred in investigating and preparing for any litigation or proceeding) (such amounts, net of any insurance proceeds and net of any tax benefits associated with the payment of any such amounts, collectively being referred to herein as “Indemnifiable Costs”), that any Seller Indemnified Party may sustain or to which any of the Seller Indemnified Parties may be subjected, arising out of (a) any misrepresentation, breach or default by Buyer of or under any of the representations and warranties, covenants, agreements or other provisions of this Agreement or any agreement or document executed in connection herewith; or (b) any failure by the Buyer duly to perform or observe any term, provision, covenant or agreement in this Agreement on the part of the Buyer to be performed or observed.  Notwithstanding the foregoing, Indemnifiable Costs shall not include (a) a Seller Indemnified Party’s own consequential or special damages, but shall include any consequential or special damages of a third party for which Seller may be liable or (b) claims based on a fact or event occurring subsequent to Closing (whether or not also occurring prior to the date of this Agreement) which fact or event is disclosed in the Schedules.

10.2    Indemnification of Buyer.

  (a)           General.  The Seller agrees that notwithstanding the Closing and regardless of any investigation made at any time by or on behalf of Buyer or of any information Buyer may have in respect of such investigation, the Seller will indemnify and hold harmless Buyer and each officer, director and affiliate of Buyer (collectively, the “Buyer Indemnified Parties”) from and against any and all Indemnifiable Costs net of any reserve therefore on the Closing Balance Sheet, that any of the Buyer Indemnified Parties may sustain, or to which any Buyer Indemnified Party may be subjected, arising out of (i) any misrepresentation, breach or default by the Company or the Seller of or under any of the representations and warranties, covenants, agreements or other provisions of this Agreement or any agreement or document executed in connection herewith; or (ii) any failure by the Company or the Seller duly to perform or observe any term, provision, covenant or agreement in this Agreement on the part of the Company or the Seller to be performed or observed.  Notwithstanding the foregoing, Indemnifiable Costs shall not include (a) a Buyer Indemnified Party’s own consequential or special damages, but shall include any consequential or special damages of a third party for which Buyer may be liable or (b) claims based on a fact or event occurring prior to Closing (whether or not also occurring prior to the date of this Agreement) which fact or event is disclosed in the Schedules.

  (b)           Limitations. The liability of the Seller to Buyer under Section 10.2(a) shall be subject to the following limitations:

 (i)           Deductible. Seller shall not be liable for an Indemnifiable Cost unless the aggregate amount of Indemnifiable Costs incurred by the Buyer Indemnified Parties exceeds the sum of one hundred thousand dollars ($100,000) (the “Deductible”) prior to the expiration of the Applicable Limitations Period, hereinafter defined, and then only to the extent of such excess (but subject to Sections 10.2(b)(ii) and (iii) below.

 (ii)           General Liability Ceiling; Limitations on Recovery.  The aggregate liability of the Seller for Indemnifiable Costs shall not exceed the Purchase Price.  The limitation set forth in the preceding sentence shall not apply to indemnification for damages arising out of a breach of the representations and warranties contained in Section 2.12, to the limited extent they relate to the Seller’s filing of federal income tax returns and payment of federal income taxes for periods ending on or before the Closing, and or a breach of the representations and warranties in Section 2.19.

(iii)           Time Limitations. No claim for indemnification of Indemnifiable Costs may be asserted against Seller unless a Buyer Indemnified Party gives written notice (a “Notice of Claim”) of the claim to Seller, which notice shall specify in reasonable detail the basis for such claim and shall be accompanied by documentation supporting the claim, by no later than the expiration of the Applicable Limitation Period.  “Applicable Limitation Period” shall mean two (2) years, ending on the second anniversary of the Closing Date, except that the “Applicable Limitation Period” for claims for indemnification arising from a material breach of the representations and warranties contained in Section 2.12, to the limited extent related to the Seller’s filing of federal income tax returns and payment of federal income taxes for periods ending on or before the Closing, shall mean the statutory limitations period applicable to the filing of tax returns and payment of income taxes under the Code. If the Buyer Indemnified Party asserting any such claim for Indemnifiable Costs timely makes such a claim, then, subject to the Deductible and the provisions of Section 10.2(b)(ii) and (iii) and any other applicable conditions to recovery, the expiration of the Applicable Limitations Period shall not, by itself, prevent such Buyer Indemnified Party from recovering the full amount of such Indemnifiable Costs.

 10.3           Right of Setoff. At the time that Buyer sends a Notice of Claim with respect to Indemnifiable Costs, Buyer may, by further written notice to Seller, set off the amount of such Indemnifiable Costs against payment of any amounts that may then be payable to Seller under Section 1.4 to the extent that such Indemnifiable Costs are subject to recovery by Buyer Indemnified Parties pursuant to Section 10.2(b)(ii).  The exercise of such right of setoff by Buyer in good faith, whether or not ultimately determined to be justified, shall not constitute an event of default under this Agreement.  Seller reserves the right to dispute and contest any such setoff and to recover any amounts improperly set off.  Any such dispute shall be pursued in accordance with Section 13.9.

10.4            Cooperation.

(a)           Notice.  Any party seeking indemnification under this Article X (each, an “Indemnified Party”) will give prompt written notice to the party or parties from whom it seeks indemnification (collectively, the “Indemnitor”) of any assertion, claim or demand which such Indemnified Party discovers or of which notice is received after the Closing and which might give rise to a claim by such Indemnified Party against the Indemnitor under this Article X, stating in reasonable detail the nature, basis and amount thereof.

(b)           Claims for Money Damages.  In case of any claim for money damages by a third party, any suit for money damages, any claim for money damages by any governmental body, or any legal, administrative or arbitration proceeding with respect to which the Indemnitor may have liability for money damages under the indemnity agreements contained in this Article X, the Indemnitor shall be entitled to participate therein, and to the extent desired, to assume the defense thereof, and after notice from the Indemnitor of its election so to assume the defense thereof, the Indemnitor will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, other than reasonable costs of investigation, unless the Indemnitor does not actually assume the defense thereof following notice of such election.  Buyer or Seller shall make available to the other and its attorneys and accountants, at all reasonable times, all executives and other personnel, books and records relating to such suit, claim or proceeding, and Buyer and Seller will render to each other such assistance as may reasonably be required of each other in order to insure proper and adequate defense of any such suit, claim or proceeding.  No Indemnified Party will make any settlement of any claim which might give rise to liability of the Indemnitor hereunder for money damages under the indemnity agreements contained in this Article X without the consent of the Indemnitor, which consent shall not be unreasonably withheld.  If the Indemnitor shall desire and be able to effect a monetary compromise or settlement of any such claim which settlement or monetary compromise shall fully and finally relieve the Indemnitor of any liability in connection with such cause of action and claim and the Indemnified Party shall refuse to consent to such compromise or settlement (to the extent it relates to money damages), then the liability of the Indemnitor to the Indemnified Party with respect to settlement of such claim shall be limited to the amount so offered in compromise or settlement.

(c)           Any payment in respect of any Indemnifiable Cost shall, to the extent permitted by applicable law, be treated as an adjustment of the Purchase Price for all tax purposes.

ARTICLE XI
TERMINATION

11.1    Termination of Agreement.  This Agreement may, by written notice given at or prior to Closing in the manner hereinafter provided, be terminated or abandoned:

(a)           By mutual consent of Buyer and Seller;

(b)           By Seller if the Closing has not occurred on or before September 30, 2007 due to a failure of any of the conditions specified in Section 6.2 (other than Section 6.2(c));

(c)           By Seller if there has been a material default or breach by Buyer with respect to the performance of any of Buyer’s material covenants and agreements contained herein, or with respect to the correctness of any of Buyer’s material representations and warranties contained herein (each, a “Material Buyer Default”) and such default or breach persists for 10 business days of more after written notice thereof is given;

(d)           By Buyer if the Closing has not occurred on or before September 30, 2007 due to a failure of any of the conditions specified in Section 6.1 (other than Section 6.1(f));

(e)           By Buyer if there has been a material default or breach by the Company . or Seller with respect to the performance of any of the Company’s, or Seller’s material covenants and agreements contained herein, or with respect to the correctness of  any of the Company’s or Seller’s material representations and warranties contained herein (each, a “Material Seller Default”) and such default or breach persists for 10 business days or more after written notice thereof is given; or

(f)           By Buyer, or by Seller if the Closing has not occurred on or before September 30, 2007; provided, however, that such date shall be extended for such additional time as may be necessary [(but in no event beyond October 31, 2007) (i) to obtain any authorization, consent, waiver and approval of any federal, state, local and foreign governmental agency or regulatory authority required to be obtained (as reasonably determined by Buyer) in order to permit Buyer to acquire the Shares or (ii) to arrange additional financing should a substantial portion of the Company’s lenders and lessors who hold Liens with total obligations in excess of $10,000,000 do not permit the continuation of the Company’s debt after the Closing.

11.2    Procedure Upon Termination.  In the event of termination of this Agreement by Buyer, the Company, or Seller pursuant to Section 11.1, written notice thereof shall forthwith be given to the other parties hereto and the transactions contemplated herein shall be abandoned without further action by Buyer, the Company, or the Seller.  In addition, if this Agreement is terminated as provided herein:

(a)           Each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same.

(b)           All Confidential Information shall continue to be subject to the provisions of Article XII of this Agreement, which provisions shall survive any such termination.

(c)           Upon a termination of this Agreement pursuant to Section 11.1(a), the respective obligations of the parties hereto under this Agreement (other than under Sections 11.2(a) and (b) above and Section 11.4 below) shall terminate and no party shall have any liability whatsoever to any other party hereto by reason of such termination.  Any termination of this Agreement by Buyer pursuant to Section 11.1(d) or (e) due to a Material Seller Default, or by Seller pursuant to Section 11.1(b) or (c) due to a Material Buyer Default, shall not relieve Seller or the Buyer (as the case may be) of its liability hereunder to the non-defaulting party.  If, notwithstanding a Material Seller Default or a Material Buyer Default, the Buyer (in the case of a Material Seller Default), or Seller (in the case of a Material Buyer Default) closes the transactions contemplated hereby, such action by the non-defaulting party or parties shall constitute a waiver of such Material Seller Default or Material Buyer Default, as the case may be.  Notwithstanding anything to the contrary contained herein, in no event shall the Seller be liable to Buyer by reason of a material breach of this Agreement by the Seller for any consequential damages, special damages or lost profits or lost business opportunities arising from such breach.

11.3    Specific Performance Upon Termination. Buyer, on the one hand, and the Company and Seller, on the other hand, acknowledge that because an award of monetary damages would be inadequate for any breach of this Agreement by the other party, Buyer, the Company and Seller, as the case may be, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.  Such remedy is not exclusive, but in addition to all other remedies available to such parties at law or equity, as such remedies may be limited hereunder.

11.4    Non-Solicitation.  Upon any termination of this Agreement, and for a period of 12 months thereafter, Buyer agrees that it shall not:

(a)           solicit, including responding to any “RFP” received after July 31, 2007, (a) any customer of the Company or any Subsidiary disclosed in the Schedules or (b) any employee of the Company or any Subsidiary; and

(b)           accept any contract from any customer of the Company or any Subsidiary disclosed in the Schedules except pursuant to an  “RFP” received after July 31, 2007.

ARTICLE XII
CONFIDENTIALITY

12.1    Confidentiality Covenants. Buyer, the Company and Seller each acknowledge that they may have received access to Confidential Information (as hereinafter defined) of the others in the course of investigations and negotiations prior to Closing.  Each party who receives any Confidential Information (a “Receiving Party”) from any other party hereto (the “Disclosing Party”), may disclose any such Confidential Information to such party’s employees, attorneys, accountants, financial advisors or agents or representatives that have a need to know such Information to facilitate or assist with the consummation of the transactions contemplated hereby (collectively, “Representatives”).  Subject to the foregoing exception, and the exception hereinafter set forth in Section 12.2 below, (i) a Receiving Party shall keep, and shall cause its Representatives to keep, all Confidential Information received from a Disclosing Party hereunder strictly confidential and shall not disclose, and shall cause its Representatives not to disclose, any such Confidential Information to any third party; and (ii) any Receiving Party and its Representatives shall not make any uses of Confidential Information received from a Disclosing Party except to facilitate or assist with the consummation of the transactions contemplated hereby.  “Confidential Information” shall include any business, financial, technical or other information, including, but not limited to, business plans, forecasts, marketing plans or initiatives, customer, client and vendor lists, training materials developed by the Disclosing Party, information regarding the identities, qualifications and compensation being paid to key employees, information received from customers, vendors or clients with the expectation, whether explicit or implicit, that such information would be protected from disclosure or dissemination to third parties, and other information the value of which to the Disclosing Party is dependent on the non-disclosure of such information; provided, however, that it shall not include information that, although disclosed or made available by a Disclosing Party or any of its Representatives to a Receiving Party or any of its Representatives, (i) can be obtained by persons not subject to confidentiality or use restrictions from public sources, including periodicals, government and industry publications and other media that is readily accessible to the public or competitors of the Disclosing Party, (ii) has been disclosed by the Disclosing Party or any of its Representatives to any unaffiliated third parties without the imposition of any restrictions or prohibitions on disclosure or use thereof and has been, as a result, disclosed by that third party to other third parties, or (iii) information that the Receiving Party can demonstrate convincingly was in its possession prior to its disclosure to the Receiving Party by the Disclosing Party or any of its Representatives; provided, however, that the Receiving Party had not obtained possession of such Confidential Information from any one that the Receiving Party knew or should have known was subject to restrictions on its right to disclose such information to the Receiving Party, either pursuant to an agreement or by reason of his position or relationship with the Disclosing Party.

12.2    Disclosure Pursuant to Legal Process.  If a Receiving Party is required by subpoena or other legal process, or by laws applicable to it, to disclose or produce any Confidential Information belonging to a Disclosing Party, then, the Receiving Party shall (i) provide the Disclosing Party prompt notice thereof and copies, if possible, and, if not, a description, of the Confidential Information requested or required to be produced so that the Disclosing Party may seek an order to quash such subpoena or other legal process or an appropriate protective order or may elect to waive compliance with the provisions of this Article XII as to any portion or all of such Confidential Information; (ii) consult with the Disclosing  Party as to the advisability of taking legally available steps to quash or narrow such request, and (iii) provide such reasonable cooperation as the Disclosing Party may request in connection with efforts by the Disclosing Party to quash the subpoena or other legal process or to obtain a protective order with respect to the Confidential Information being sought.  If, in the absence of a protective order or the receipt of a waiver hereunder, a Receiving Party is nonetheless, in the opinion of his legal counsel, compelled to disclose or produce any such Confidential Information of the Disclosing Party to any tribunal legally authorized to request and entitled to receive such Confidential Information or to any government agency with which the Receiving Party is required by law to file any such Information, the Disclosing Party may disclose or produce such Confidential Information to such tribunal or government agency, notwithstanding the fact that such information may, as a result become available to the public, without incurring liability hereunder to the Disclosing Party; provided, however, that the Receiving Party shall give the Disclosing Party written notice of the Confidential Information to be so disclosed or produced as far in advance of its disclosure or production as is practicable and shall use his commercially reasonable efforts to obtain, to the greatest extent practicable, an order or other reliable assurance that confidential treatment will be accorded to such Confidential Information so required to be disclosed or produced.  Notwithstanding the foregoing, the parties agree that the Buyer may file a report on Form 8-K with the Securities and Exchange Commission regarding the transactions contemplated by this Agreement and file as exhibits thereto, this Agreement and all schedules and exhibits hereto.

12.3    Termination of Confidentiality Obligations.  The obligations of Buyer under this Article XII shall terminate at the Closing with respect to the Confidential Information of the Company.  The obligations of the Buyer hereunder with respect to the Confidential Information of the Seller and the obligations of Seller hereunder, which shall be several and not joint, with respect to Confidential Information of the Company or Buyer, shall in each case survive the Closing for a period of two (2) years thereafter.  In the event of a termination of this Agreement, the respective obligations of the Company and Seller with respect to Confidential Information of Buyer and the obligations of Buyer with respect to Confidential Information of the Company and Seller shall survive for a period of two (2) years from the date of such termination.

ARTICLE XIII
MISCELLANEOUS

13.1    Modifications; Waiver.  Any amendment, change or modification of this Agreement shall be void unless in writing and signed by all parties hereto.  No failure or delay by any party hereto in exercising any right, power or privilege hereunder, and no course of dealing between or among any of the parties, shall operate as a waiver of any such right, power or privilege.  No waiver of any default on any one occasion shall constitute a waiver of any subsequent or other default.  No single or partial exercise of any such right, power or privilege shall preclude the further or full exercise thereof.

13.2    Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, mailed by certified mail, return receipt requested, or via Federal Express or similar overnight courier service, or by facsimile.  Such notices or other communications shall be sent to the following addresses, unless other addresses are subsequently specified in writing:

Buyer:

Air Methods Corporation
7301 S. Peoria
Englewood, CO  80112
Attention:  President and CEO
Fax No.:   (303) 790-4780
Tel. No.:   (303) 792-7412

with a copy to:

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado  80202
Attention:  Lester R. Woodward, Esq.
Fax No.:   (303) 893-1379
Tel. No.:  (303) 892-9400

Company:

FSS Airholdings, Inc.
c/o Watkins Dulac & Roe P.C.
Two Gateway Center, 17 East
603 Stanwix Street
Pittsburgh, Pennsylvania 15222
Attention:  Charles B. Watkins, Secretary
Fax No.:  412-434-5544
Tel. No.:  412-434-5554

Seller:

Fred S. Shaulis
118 Runway Road
Friedens, Pennsylvania 15541
Fax No.:  814-445-9534
Tel. No.:  814-445-9733

in case of notice to Seller, with a copy to:

Charles Watkins
c/o Watkins Dulac & Roe P.C.
Two Gateway Center, 17 East
603 Stanwix Street
Pittsburgh, Pennsylvania 15222
Fax No.:  412-434-5544
Tel. No.:  412-434-5554

13.3    Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument.  Signatures may be exchanged by facsimile, with original signatures to follow.  Each party hereto agrees that it will be bound by its own signature and that it accepts the facsimile signatures of the other parties hereto.

13.4    Expenses.  Except as specifically set forth elsewhere in this Agreement, each of the parties hereto will bear all costs, charges and expenses incurred by such party in connection with this Agreement and the consummation of the transactions contemplated herein. Buyer shall reimburse Seller for his reasonable attorneys’ fees (maximum $100,000) incurred in connection with the transaction contemplated hereby.

13.5    Binding Effect; Assignment; No Third Party Rights.  This Agreement shall be binding upon and inure to the benefit of Buyer, the Company, Seller and their respective representatives, successors, and permitted assigns; provided, however, that no party may assign his, her or its rights or obligations under this Agreement or transfer such rights or obligations by operation of law as a result of any change of control transaction involving any such entity without the prior written consent of the other parties.  Nothing expressed or referred to in this Agreement shall be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 13.5.

13.6    No Strict Construction.  The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party hereto.

13.7    Entire and Sole Agreement.  This Agreement, together with the Schedules and the agreements and documents referred to herein, constitute the entire agreement between the parties hereto and supersedes all prior agreements, negotiations, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof, including the LOI.

13.8    Governing Law.  This Agreement and its validity, construction, enforcement, and interpretation shall be governed by the substantive laws of the State of Delaware, without regard to conflicts of law.

13.9    Jurisdiction; Service Of Process; Waiver Of Trial By Jury.

(a)           Any proceeding arising out of or relating to this Agreement may be brought in the courts of the State of Delaware, or, if it has or can acquire jurisdiction, in the United States District Court for Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the proceeding shall be heard and determined only in any such court and agrees not to bring any proceeding arising out of or relating to this Agreement in any other court.  The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.  Process in any proceeding referred to in the first sentence of this section may be served on any party anywhere in the world.

(b)           THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.  THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

13.10         Invalid Provisions.  If any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable, this Agreement shall be considered divisible and inoperative as to such provision to the extent it is deemed to be illegal, invalid or unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable there shall be added hereto automatically a provision as similar as possible to such illegal, invalid or unenforceable provision so as to make such provision legal, valid and enforceable.  Further, should any provision contained in this Agreement ever be reformed or rewritten by any judicial body of competent jurisdiction, such provision as so reformed or rewritten shall be binding upon all parties hereto.

13.11         Headings.  The descriptive section headings are for convenience of reference only and shall not control or affect the meaning or construction of any provision of this Agreement.

13.12         Sole Remedies; Waiver.  Buyer and Seller each agree that the remedies provided in this Agreement shall be their sole and exclusive remedy with respect to the subject matter of this Agreement.  In furtherance of the foregoing, Buyer and seller each waive, to the fullest extent permitted by law, any and all other rights, claims, and causes of action, including any right of contribution, which exist or may arise in the future, that either may have against the other, arising under or based on any federal, state, or local law, including securities, environmental and common law.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date and year first above written.

BUYER:

AIR METHODS CORPORATION

By:	/s/ Aaron D. Todd
Name: Aaron D. Todd
Title: CEO

SELLER:

/s/ Fred S. Shaulis
Fred S. Shaulis

COMPANY:

FSS AIRHOLDINGS, INC.

By:	/s/ Fred S. Shaulis
Name: Fred S. Shaulis
Title: Chairman & Chief Executive Officer

APPENDIX A

DEFINITIONS & INDEX OF DEFINED TERMS

The following capitalized terms are used but not otherwise defined in this Agreement:

“Closing Certificates” means the certificates to be delivered by Buyer, the Company and Seller pursuant to Section 7.2(e) and 7.3(d).

“Company’s and Seller’s Knowledge” means the actual knowledge, without independent investigation, of Fred S. Shaulis, Lawrence J. Pietropaulo, Robert L. Titus or Charles B. Watkins, Donald H. Lambert, Edward R. Marasco and Randell L. Urban.

“GAAP” means United States generally accepted accounting principles.

“PSP” means, collectively, the Phantom Stock Plan and Agreements between CJ Systems Aviation Group, Inc., a subsidiary of the Company (“CJ”), and each of Lawrence J. Pietropaulo, Robert L. Titus, Donald H. Lambert, Edward R. Marasco and Randell L. Urban (collectively, the “PSP Participants”), as amended.

“Schedules” shall mean the schedules to this Agreement.

The following is an index of capitalized terms defined in the body of the Agreement:

Term	Section

“Act 2”	Section 5.2(b)

“Agreement”	Introductory paragraph

“Applicable Limitation Period”	Section 10.2(b)(iii)

“Authorizations”	Section 2.6(a)

“Business”	Recitals

“Buyer”	Introductory paragraph

“Buyer Indemnified Parties”	Sections 5.2(e) and 10.2(a)

“CJ Systems”	Recitals

“CJI Escrow Receivable”	Section 1.4

“Closing”	Section 7.1

“Closing Date”	Section 7.1

“Code”	Article IV

“Company”	Introductory paragraph

“Confidential Information”	Section 12.1

“Contracts”	Section 2.7

“Deductible”	Section 10.2(b)(i)

“DEP”	Section 5.2(c)

“Disclosing Party”	Section 12.1

“Employee Plans”	Section 2.9(a)

“ERISA”	Section 2.9(a)

“ERISA Affiliate”	Section 2.9(a)

“Escrow Agreement”	Section 7.2(d)

“Excess Interim Loss”	Section 1.7

“FAA”	Section 2.5(b)

“FY 2007 Balance Sheet”	Section 2.16

“Hazardous Substances”	Section 5.2(b)

“Indemnifiable Costs”	Section 10.1

“Indemnification Escrow Amount”	Section 1.2

“Indemnified Party”	Section 10.4(a)

“Indemnitor”	Section 10.4(a)

“Interim Financial Statements”	Section 6.1(h)

“Interim Loss”	Section 1.7

“Interim Period”	Section 1.7

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“Interim Statement of Operations”	Section 1.7

“Leases”	Section 2.13(b)

“Lien”	Section 2.5(a)

“LOI”	Recitals

“Material Adverse Effect”	Section 2.4

“Material Buyer Default”	Section 11.1(c)

“Material Seller Default”	Section 11.1(e)

“Net Amounts”	Section 1.4

“Non-Competition Agreements”	Section 7.2(c)

“Notice of Claim”	Section 10.2(b)(iii)

“Operating P&L”	Section 1.7

“PBGC”	Section 2.9(b)

“Permitted Liens”	Section 2.5(a)

“Personal Property Leases”	Section 2.13(b)

“Phase II ESA”	Section 5.2(a)

“Proceedings”	Section 2.11

“Property”	Section 5.2(a)

“Purchase Price”	Section 1.2

“Real Property”	Section 2.13(a)

“Real Property Leases”	Section 2.13(b)

“Receiving Party”	Section 12.1

“Representatives”	Section 12.1

“Seller”	Introductory paragraph

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“Seller Indemnified Parties”	Sections 5.2(e) and 10.1

“Shares”	Recitals

“Short Period”	Section 1.6

“Subsidiary”	Section 2.2

“Tax Benefit Agreement”	Section 1.6

“WARN Act”	Section 2.8(d)

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